Via Facsimile and U.S. Mail
Mail Stop 4720

October 27, 2009

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

**Re:     Hartford Financial Services Group, Inc.
            Form 8-K filed June 26, 2009
            Form 8-K filed August 14, 2009
            File No. 001-13958**

Dear Mr. McGee:

        We have completed our review of your above referenced filings and have no
further comments at this time.

                                        Sincerely,


                                        Jeffrey Riedler
                                        Assistant Director